Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For April 17, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

The distribution of this announcement, in whole or in part, in, into or from any jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.
NEWS  RELEASE
Recommended cash offer for Gallaher Group Plc (“Gallaher”)
by JTI (UK) Management Ltd (“JTI (UK)”) (a wholly-owned
subsidiary of Japan Tobacco Inc. (“JT”))
Scheme of Arrangement sanctioned by Court
On 15 December 2006, the boards of Gallaher and JT jointly announced a recommended cash offer by JTI (UK) (a wholly-owned subsidiary of JT) for the entire issued and to be issued share capital of Gallaher by means of a scheme of arrangement under section 425 of the Companies Act 1985. On 9 March 2007, Gallaher announced that Scheme Shareholders had approved the Scheme (by the requisite majorities) at the Court-convened Court Meeting and that Gallaher Shareholders had passed the proposed special resolution relating to the Scheme at the Extraordinary General Meeting of Gallaher Shareholders, both of which were held on 9 March 2007.
The board of Gallaher is pleased to announce that earlier today the Court sanctioned the Scheme and confirmed the reduction of the share capital of Gallaher provided for by the Scheme. JT and JTI (UK) confirmed to the Court that all of the Conditions to the Offer have been waived by JTI (UK) or fulfilled, with the exception only of Condition 2(c), which will be fulfilled when an office copy of the Court Order has been delivered to the Registrar of Companies in England and Wales for registration, and in the case of the reduction of capital when such office copy shall have been registered by him. Accordingly, it is expected that the Scheme will become effective as soon as this has occurred, which is expected to be on 18 April 2007.
It is expected that at 8:00am (London time) on 18 April 2007 Gallaher Shares will cease to be listed on the Official List and their admission to trading on the London Stock Exchange will be cancelled. It is also expected that dealings in Gallaher ADSs on the New York Stock Exchange will be suspended after the New York market closes today and that Gallaher ADSs will be delisted from the New York Stock Exchange before the New York market opens on 18 April 2007.
Upon completion of the Offer, Scheme Shareholders will be entitled to receive 1,140 pence for each Scheme Share held at the Scheme Record Time (6:00pm (London time) on 17 April 2007).
Capitalised terms used but not defined in this announcement have the same meanings as set out in the Scheme Document dated 19 January 2007.
17 April 2007
Enquiries:
Gallaher Group Plc
Claire Jenkins – director, investor relations and group planning
Telephone: +44 (0)1932 372 000
Cardew Group (PR adviser to Gallaher)
Anthony Cardew, Tim Robertson or David Roach
Telephone: +44 (0)20 7930 0777
This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful. The Offer is made solely by means of the Scheme Document and the accompanying scheme documentation, which contain the full terms and conditions of the Offer.
Dresdner Kleinwort, which is authorised and regulated by the Financial Services Authority, is acting for Gallaher and for no-one else in connection with the transaction and will not be responsible to anyone other than Gallaher for providing the protections afforded to customers of Dresdner Kleinwort, or for affording advice in relation to the contents of this announcement or any matters referred to herein.
Greenhill, which is authorised and regulated by the Financial Services Authority, is acting for Gallaher and for no-one else in connection with the transaction and will not be responsible to anyone other than Gallaher for providing the protections afforded to customers of Greenhill, or for affording advice in relation to the contents of this announcement or any matters referred to herein.
Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Gallaher in connection with the Offer and is not acting for any other person in relation to the Offer and will not be responsible to anyone other than Gallaher for providing the protections afforded to clients of Goldman Sachs International, nor for providing advice in relation to the Offer or any other matters referred to in this announcement.
Merrill Lynch is acting exclusively for JT and JTI (UK) in connection with the Offer and no-one else and will not be responsible to anyone other than JT and JTI(UK) for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any other matters referred to in this announcement.

SIGNATURES

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)
	By:	/s/ Jacky Stockman
Name: Jacky Stockman
Date: April 17, 2007		Title: Programme manager, investor relations